[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
November 26, 2019

Elizabeth Bentzinger Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549

RE:	Cushing® Mutual Funds Trust (File Nos. 333-220520 and 811-23293)
Dear Ms. Bentzinger:
Thank you for your further telephonic comments received November 19, 2019 regarding Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) on September 27, 2019 by Cushing® Mutual Funds Trust (the “Trust”), regarding its series Cushing® NextGen Infrastructure Fund (the “Fund”). We have considered your comments and, on behalf of the Trust, responses to those comments are set forth below. Changes will be reflected in a Post-Effective Amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act. Capitalized terms not defined herein have the definitions provided to them in the Fund’s Prospectus or Statement of Additional Information.

Prospectus Summary -- Fees and Expenses of the Fund

Comment 1:     Remove footnote (c) to the fee and expense table.

Response:     The Trust has removed footnote (c) as requested.

Statement of Additional Information – Investment Restrictions

Comment 2:	Please clarify that the Fund “looks through” its holdings in investments in all investment companies, not only ETFs, in order to comply with its 80% policy.

Response:
Unlike ETFs, other investment companies do not offer daily portfolio transparency to allow the Fund to look through the holdings of such investment companies. In addition, the Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring the Fund’s investment policies. Nonetheless, the Fund has added disclosure to clarify that, to the extent that the Fund has sufficient information regarding the portfolio holdings of other investment companies in which it invests, the Fund “looks through” its holdings in such investment companies for purposes of the Fund’s policy to invest at least 80% policy.

Statement Of Additional Information – Service Providers -- Distributor

Comment 3:	Under “Distribution Plan and Service Plan (Rule 12b-1)” delete the reference to the Predecessor Fund in the fourth paragraph.

Response:     The Fund has revised the disclosure as requested.

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Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,
/s/ Kevin T. Hardy
Kevin T. Hardy

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